QuickLinks -- Click here to rapidly navigate through this document

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Qwest Corporation:

        We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.

        Our report dated February 28, 2005, except for note 17, as to which the date is March 30, 2005, with respect to the consolidated balance sheets of Qwest Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004 refers to the Company's adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

KPMG LLP

Denver, Colorado
May 13, 2005

QuickLinks

Consent of Independent Registered Public Accounting Firm